Three Design
Vesna Petrovic
421 San Vicente Blvd.
Santa Monica, CA 90402
ph/fax 310.394.5484

ESTIMATE
Date: 01.05.2005

Commissioned by:
Bojan Cosic

Description of the assignment:
Design new company website

Materials to be supplied by the client:
All the text and all the images, any additional images provided by de3ign will be charged separately

Artwork due to the client:
TBD

Production fees:
Client is going to cover all of the expenses associated with the additional coasts messenger services and shipping as well as website hosting.

Initial website design (3 design directions for home page
and secondary page)                                                       $2,500
design of 8 more pages based on the chosen design direction
(total of 10 pages)                                                       $3,500
                                                                    TOTAL $6,000


*These fees include three rounds of changes and all the meetings.

Any additional changes requested by the client will be estimated separately and approved by the client.

Time for payment:
All invoices are payable within fifteen (15) days of receipt (with the exception of the first installment that needs to be paid at the beginning of the project). The whole project shall be paid in 3 installments: First payment needs to be fulfilled at the time when the contract is signed in the amount of $3000. Second upon completion of the 3 design directions in the amount of $1000. Third upon the submission of the complete design of all the pages ready for programming faze at the amount of $2000.

Studio signature:
date: 01.05.2005